FIRST TRUST PORTFOLIOS L.P.
                             120 EAST LIBERTY DRIVE
                                   SUITE 400
                            WHEATON, ILLINOIS 60187





                        October 13, 2010



Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


     Re:              FT 2603 (the "Fund")
               (File Nos. 333-169284 & 811-05903)

Ladies/Gentlemen:

     In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Fund, we acknowledge that:

     1. The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                FT 2603

                                By     First Trust Portfolios L.P.,
                                       as Depositor


                                By     /s/ Jason T. Henry
                                       -------------------------------
                                           Jason T. Henry
                                           Senior Vice President